Filed by Tim Hortons Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Tim Hortons Inc.; Burger King Worldwide, Inc.

Commission File No.: 001-32843, 001-35511

S-4 File No.: 333-198769

The following email and attachment was sent by Tim Hortons Inc. on November 19, 2014 to certain of its employees:

From: Total Rewards

Sent: Wednesday, November 19, 2014 9:56 AM

Cc: Folino, Frank; McNulty, Colleen

Subject: LTIP Election Form

Please find attached, an Election Form in connection with the proposed arrangement (the “arrangement”) pursuant to which Tim Hortons and Burger King Worldwide, Inc. will become separate subsidiaries of a new public company.

This Election Form is for use by (i) holders of long-term incentive awards (“equity awards”) and (ii) holders of Tim Hortons common shares through Solium Capital Inc. Equity awards include outstanding Restricted Stock Units (RSUs), Performance Share Units (PSUs) and Stock Options with tandem stock appreciation rights (Option/SARs).

The Election Form will provide Solium with your instructions regarding your choice of consideration to be received in respect of the equity awards and/or common shares held in Solium on your behalf if the arrangement closes. Tim Hortons will give you at least two business days’ notice by e-mail of the deadline for submitting the Election Form to Solium. Further instructions on how to complete the Election Form are included in the attachment.

Before completing this Election, we recommend that you consult a professional advisor.

We also recommend that you review the Joint Information Statement/Circular of Tim Hortons and Burger King Worldwide, Inc. dated November 5, 2014 which is also attached.

TIM HORTONS INC.

ELECTION AND INSTRUCTIONS FORM

FOR HOLDERS OF EQUITY AWARDS AND TIM HORTONS COMMON SHARES HELD WITH SOLIUM

(VICE-PRESIDENTS AND ABOVE)

This Election and Instructions Form (this “Election”) is for use by holders of (i) outstanding vested Tim Hortons Inc. (“Tim Hortons”) stock options (and tandem stock appreciation rights (“SARs”)); (ii) outstanding restricted stock units and performance stock units (collectively, “Equity Awards”); and (iii) outstanding Tim Hortons common shares held for your account through Solium Capital Inc. (“Solium”).

This Election is being delivered in connection with the proposed arrangement (the “arrangement”) pursuant to which Tim Hortons and Burger King Worldwide, Inc. will become separate subsidiaries of a new publicly-traded parent company (“Holdings”), as more particularly described in the joint information statement/circular of Tim Hortons and Burger King Worldwide Inc. dated November 5, 2014 (the “joint information statement/circular”). Terms used but not defined in this Election have the meanings set out in the joint information statement/circular, which accompanies this Election.

BACKGROUND

1.	Treatment of Equity Awards

Pursuant to the arrangement:

(a)	Rollover of Stock Options:

(i)	any vested stock options (and their tandem SARs) which have not been exercised or surrendered for cancellation on or before completion of the arrangement; and

(ii)	all unvested stock options (and their tandem SARs),

will be exchanged for stock options to acquire common shares of Holdings (with tandem SARs).

(b)	Surrender of Stock Options:

You can elect to surrender your vested stock options (and tandem SARs) to Tim Hortons in consideration for the issuance of the number of Tim Hortons common shares, rounded down to the nearest whole share, equal in value to the “in-the-money value” of such surrendered Tim Hortons stock option immediately prior to the arrangement. The “in-the-money value” of the Tim Hortons stock option is the amount by which the fair market value of a Tim Hortons common share exceeds the exercise price of the Tim Hortons stock option. The surrendered Tim Hortons stock options will be terminated at the time of their surrender.

(c)	Settlement of restricted stock units and performance stock units:

(i)	any restricted stock units which have not vested prior to completion of the arrangement will fully vest; and

(ii)	any performance stock units which have not vested prior to completion of the arrangement will fully vest at 175% of the performance stock units granted (i.e. the maximum or highest level achievable for the award);

and one Tim Hortons common share will be issued for each vested restricted stock unit and performance stock unit.

2.	Consideration

If the proposed arrangement is completed, at the effective time of the arrangement, each holder of a Tim Hortons common share will be entitled to receive, as elected by such holder:

(a)	C$65.50 in cash and 0.8025 newly issued Holdings common shares (the “arrangement mixed consideration”);

(b)	C$88.50 in cash, subject to proration in accordance with the procedures described in Appendix A (the “arrangement cash consideration”); or

(c)	3.0879 newly issued Holdings common shares, subject to proration in accordance with the procedures described in Appendix A (the “arrangement shares consideration”).

If you do not deliver your Election by the deadline described below or fail to make a proper election, you will be deemed to have elected to receive the arrangement mixed consideration with respect to any Tim Hortons common shares you may hold on the effective date of the arrangement.

WHAT WE NEED FROM YOU

We need your instructions respecting the treatment of your vested stock options (and tandem SARs) and your choice of consideration to be received in the arrangement in respect of (i) Tim Hortons common shares that may be issued pursuant to your Equity Awards under the arrangement and (ii) if applicable, outstanding Tim Hortons common shares held for your account through Solium. Before completing this Election, you should consult your professional advisors and you are urged to read (i) the “Frequently Asked Questions and Answers” attached as Appendix A to this Election; and (ii) the joint information statement/circular which contains, among other things, a description of the arrangement consideration and other details of the arrangement and related transactions.

Tim Hortons will give you at least two business days’ notice by email of the deadline by which a properly completed and signed Election must be returned by mail, courier, email or fax to Solium Capital Inc. at 150 Ferrand Drive, Suite 905, Toronto, ON M3C 3E5, via e-mail at equityelection@solium.com or via fax at 416.365.9169. The method used to deliver this Election is at your option and risk, and delivery will be deemed effective only when such Election is actually received by Solium. Solium has the reasonable discretion to determine whether any election has been made on a properly or timely basis, and any good faith decision of Solium regarding such matters will be binding and conclusive. DELIVERY OF THIS ELECTION TO AN ADDRESS OTHER THAN AS SET FORTH IN THIS ELECTION WILL NOT CONSTITUTE A VALID DELIVERY. YOU MUST SIGN THIS LETTER IN THE APPROPRIATE SPACE PROVIDED.

ONCE YOU HAVE DELIVERED THIS ELECTION, YOU CANNOT EXERCISE ANY OUTSTANDING VESTED TIM HORTONS STOCK OPTIONS OR SELL ANY OUTSTANDING TIM HORTONS COMMON SHARES HELD FOR YOUR ACCOUNT THROUGH SOLIUM. IN ADDITION, YOU CANNOT TRANSFER IN-KIND ANY OUTSTANDING TIM HORTONS COMMON SHARES HELD FOR YOUR ACCOUNT THROUGH SOLIUM AFTER NOVEMBER 27, 2014.

COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS. NO PAYMENT OF ANY CASH OR SHARE CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE TIME.

Any questions should be directed by email to ‘Total Rewards’ at totalrewards@timhortons.com.

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Forward-Looking Statements

This communication includes forward-looking statements which constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transactions, (2) expectations for the effects of the transactions or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company.

These forward-looking statements are subject to inherent risks and uncertainties and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Such assumptions include, but are not limited to, the assumptions set forth in this communication, as well as (a) that the transactions will be completed in accordance with the terms and conditions of the arrangement agreement and plan of merger and on the timelines contemplated by the parties thereto, (b) that court, shareholder, stock exchange and other regulatory approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of 9060669 Canada Inc. (“Holdings”) and New Red Canada Limited Partnership (“Partnership”) will be approved for listing on the New York Stock Exchange and/or the Toronto Stock Exchange, as applicable, and (d) that the other conditions to the closing of the transactions will be satisfied.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this report are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by Burger King and Tim Hortons with the U.S. Securities and Exchange Commission, including Burger King’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both Burger King and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King or Tim Hortons, including that transactions may not be consummated on the timelines anticipated by Burger King and Tim Hortons or at all. Except as required by law, neither Burger King nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, Holdings and Partnership filed with the SEC a Registration Statement on Form S-4, which includes a joint information statement/circular of Burger King and Tim Hortons and that also constitutes a prospectus of Holdings and Partnership in connection with the proposed transactions. The Registration Statement was declared effective by the SEC on November 5, 2014. The joint information statement/circular has also been filed with the Canadian securities regulators and is being mailed to holders of Tim Hortons common shares. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTIONS. Investors and security holders are also able to obtain these materials and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, a copy of the joint information statement/circular may be obtained free of charge from Tim Hortons internet website for investors www.timhortons-invest.com, or from Burger King’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

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ELECTION FORMS

TO:	SOLIUM CAPITAL INC. AND TIM HORTONS INC.

1.	VESTED STOCK OPTIONS (AND TANDEM SARS)

For your vested stock options (and tandem SARs) which have not been exercised prior to completion of the arrangement, please check one of the following two boxes. If no box is checked and you hold vested stock options (and tandem SARs), you will be deemed to have elected to exchange them for Holdings Stock Options (and tandem SARs).

☐	Surrender of Tim Hortons Stock Options – I irrevocably exercise my right to surrender my vested stock options (and tandem SARs) to Tim Hortons for cancellation and be issued in exchange, a number of Tim Hortons common shares, rounded down to the nearest whole share, equal in value to the “in-the-money value” of such stock options as of immediately prior to the arrangement. The “in-the-money value” of the stock option is the amount by which the fair market value of a Tim Hortons common share exceeds the exercise price of the stock option. The “in-the-money value” is subject to taxation and tax withholding, and some of the Tim Hortons common shares issued upon the surrender of my vested stock options will be withheld and sold to satisfy required tax withholdings. The net number of Tim Hortons common shares will be deposited in my Solium account and exchanged for consideration under the arrangement (see 2(b) on the following page under the heading “Equity Awards”).

☐	Exchange of Tim Hortons Stock Options for Holdings Stock Options (Default Option) – I irrevocably exercise my right to exchange my Tim Hortons stock options for Holdings stock options (with tandem SARs). I understand that, subject to adjustment, in the exchange, I will receive 3.0897 Holdings stock options, rounded down to the nearest whole option, for each surrendered Tim Hortons stock option and the exercise price of each Holdings stock option will be the exercise price for a surrendered Tim Hortons stock option divided by 3.0897, rounded up to the nearest whole cent.

I further understand that if it is determined in good faith that the “in-the-money value” of a Holdings stock option as of immediately after the issuance of the Holdings stock option is greater than the “in-the-money value” of a Tim Hortons stock option as of immediately prior to the arrangement, the exchange ratio shall be modified so that the “in-the-money value” of the Holdings stock option as of immediately after the issuance of the Holdings stock option does not exceed the “in-the-money value” of the Tim Hortons stock option as of immediately prior to the arrangement, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Holdings stock option.

2.	CHOICE OF ARRANGEMENT CONSIDERATION

EQUITY AWARDS

For the aggregate number of Tim Hortons common shares you receive for (i) your vested restricted stock units and performance stock units; and (ii) if applicable, upon surrender of your vested stock options (and tandem SARs) which have not been exercised prior to completion of the arrangement, please choose only one box respecting your choice of arrangement consideration. Please note that your election is subject to proration in accordance with the procedures described in Appendix A.

(a)	For your vested restricted stock units and performance stock units:

☐	arrangement mixed consideration

☐	arrangement cash consideration

☐	arrangement shares consideration

(b)	For any surrendered Tim Hortons stock options (and tandem SARs) (only applicable if you elected to surrender vested stock options in Election #1):

☐	arrangement mixed consideration

☐	arrangement cash consideration

☐	arrangement shares consideration

OUTSTANDING TIM HORTONS COMMON SHARES WITH SOLIUM

If applicable, for any outstanding Tim Hortons common shares held by Solium for your account, please complete the election respecting your choice(s) of arrangement consideration. Please note that your election is subject to proration in accordance with the procedures described in Appendix A. Your percentage specifications should add up to 100%. If your percentage specifications add up to less than 100%, you will be deemed to have elected the mixed consideration with respect to such deficiency. If your percentage specifications add up to more than 100%, your specifications will be adjusted pro rata based on your allocations so as not to exceed 100% in the aggregate.

Arrangement mixed consideration for     % of Tim Hortons common shares held by Solium

Arrangement cash consideration for     % of Tim Hortons common shares held by Solium

Arrangement shares consideration for     % of Tim Hortons common shares held by Solium

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3.	DIRECTION RESPECTING WITHHOLDING TAXES

I acknowledge and agree that the vesting of my restricted stock units and performance stock units and, if applicable, surrender of my vested stock options (and tandem SARs) is subject to normal tax withholdings. I hereby irrevocably direct Solium and Tim Hortons to use a portion of my arrangement consideration to satisfy any applicable tax withholdings and, for such purpose, to sell on my behalf such portion of the Holdings shares issuable to me as part of my arrangement consideration. This shall be their good, sufficient and irrevocable authority for so doing. The authority conferred by this direction may be exercised during any subsequent legal incapacity of the undersigned and is binding upon my heirs, personal representatives, successors and assigns.

4.	RESIDENCY DECLARATION AND CURRENCY OF PAYMENT

The elections are subject to proration and you may receive a cash payment. You are required to complete a residency declaration. Failure to make an election (i) will result in any cash payment under the arrangement being paid in Canadian funds; and (ii) may result in a delay in payment.

If you declare that you are a U.S. resident, payment of any cash amount payable under the arrangement will be made in U.S. dollars. The amount payable in U.S. dollars will be based on the exchange rate available to Computershare Trust Company of Canada at its typical banking institution on the date the funds are converted. If you declare that you are not a U.S. resident, payment of any cash amount payable under the arrangement will be made in Canadian dollars.

You represent as follows:

☐	I am a U.S. resident.

☐	I am not a U.S. resident.

5.	ACKNOWLEDGEMENTS

By completing and signing the Election:

(a)	I understand that all elections made are irrevocable and may not be withdrawn.

(b)	I hereby represent and warrant in favour of Solium and Tim Hortons, as of the effective time of the arrangement, that: (i) I will be the holder of the Tim Hortons common shares issued pursuant to the Equity Awards and any Tim Hortons common shares held by Solium for my account (the “Transmitted Shares”); (ii) I have good title to the Transmitted Shares free and clear of all mortgages, liens, charges, encumbrances, restrictions, security interests and adverse claims; (iii) I have full power and authority to execute and deliver this Election; (iv) the Transmitted Shares will not have been sold, assigned or transferred, nor will there be any agreement entered into to sell, assign or transfer any of the Transmitted Shares to any other person, other than pursuant to the arrangement; (v) the surrender of the Transmitted Shares complies with applicable laws; and (vi) all information inserted by me into the Election is accurate. I acknowledge and agree that these representations and warranties will survive the completion of the arrangement.

(c)	I acknowledge that at the effective time of the arrangement, all my rights, title and interest in the Transmitted Shares will be directly or indirectly assigned and transferred to Holdings in exchange for the arrangement consideration.

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(d)	I irrevocably appoint each of Tim Hortons and Solium as my agent to effect the exchange and delivery pursuant to the Election and the arrangement. I acknowledge and agree that all authority conferred or agreed to be conferred in the Election shall be binding upon my successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected by, and shall survive, my death or incapacity.

(e)	By reason of the use by me of an English language form of Election, I shall be deemed to have required that any contract evidenced by the Election, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une formule de choix en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par cette formule de choix, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

[Signature page follows.]

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6.	SIGNATURE

Date

Signature of Shareholder(s)

Name of Shareholder(s) (Please print)

Employee Number

Social Insurance Number, Social Security Number or Taxpayer Identification Number

If signed on behalf of the employee by an executor, administrator, trustee or other person acting in a fiduciary or representative capacity*

Date

Signature of representative

Name of representative (Please print)

Address (Please print)

*	Tim Hortons and Solium shall not be responsible for ensuring or validating the authority of the executor, administrator, trustee or other person acting in a fiduciary or representative capacity.

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APPENDIX A

FREQUENTLY ASKED QUESTIONS AND ANSWERS

1.	When is the arrangement expected to occur?

The effective date of the arrangement is currently expected to occur before the end of the fourth quarter of 2014 assuming the arrangement resolution is approved, all court and other approvals have been obtained and all conditions of closing have been satisfied or waived.

2.	Where and when must the Election be returned?

Tim Hortons will give you at least two business days’ notice by email of the deadline by which a properly completed and signed Election must be returned by mail, courier, email or fax to Solium Capital Inc. at 150 Ferrand Drive, Suite 905, Toronto, ON M3C 3E5, via e-mail at equityelection@solium.com or via fax at 416.365.9169. The method used to deliver the Election is at your option and risk, and delivery will be deemed effective only when such Election is actually received by Solium. If delivery to the Solium address is used, Tim Hortons recommends the use of registered mail with return receipt requested, properly insured.

3.	What happens if the arrangement is not completed?

In the event that the arrangement is not completed for any reason, your Equity Awards and your outstanding Tim Hortons common shares will continue to be held by you in your Solium account, with no further action required on your part or the part of Tim Hortons.

4.	What are the eligibility requirements?

As of the effective time of the arrangement: (i) you must be the holder of the Tim Hortons common shares issued pursuant to the Equity Awards and held by Solium for your account (the “Transmitted Shares”); (ii) you must have good title to the Transmitted Shares free and clear of all mortgages, liens, charges, encumbrances, restrictions, security interests and adverse claims; (iii) you must have full power and authority to execute and deliver the Election; (iv) the Transmitted Shares must not have been sold, assigned or transferred, nor will there be any agreement entered into to sell, assign or transfer any of the Transmitted Shares to any other person, other than pursuant to the arrangement; (v) the surrender of the Transmitted Shares must comply with applicable laws; and (vi) all information inserted by you into the Election must be accurate. These requirements will survive the completion of the arrangement.

5.	After I have delivered an election, can I change my mind?

No. All elections made are irrevocable and may not be withdrawn. At the effective time of the arrangement, all your rights, title and interest in the Transmitted Shares will be directly or indirectly assigned and transferred to Holdings in exchange for the arrangement consideration.

6.	What happens if there are any defects or irregularities in my Election?

Solium has the reasonable discretion to determine whether any Election has been properly or timely made and to disregard immaterial defects in the Election, and any good faith decisions of Solium regarding such matters will be binding and conclusive. No person will be under any obligation to notify you of any defect in the Election.

7.	When and where will my Holdings common shares be deposited and any cash payments be received?

It is expected that it will take at least four business days following the effective date before the Holdings common shares issued to you pursuant to the arrangement are reflected in your Solium account. Similarly, it is expected that it will take at least four business days following the effective date before Solium sends you a cheque for any cash payable to you pursuant to the arrangement. The time lag is a result of the time it will take to process payments and share consideration.

Under no circumstances will any amount be paid by Tim Hortons, Solium or Computershare Trust Company of Canada by reason of any delay in exchanging any Tim Hortons common shares, in crediting Holdings common shares to your Solium account or in making cash payments pursuant to the arrangement.

8.	Who will act as my agent to effect the exchange and delivery pursuant to the Election and the arrangement?

Tim Hortons and Solium will act as your agent to effect the exchange and delivery pursuant to the Election and the arrangement. You acknowledge and agree that all authority conferred or agreed to be conferred in the Election shall be binding upon my successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected by, and shall survive, my death or incapacity.

9.	Why do I not have the option to allocate a percentage to each choice of arrangement consideration?

Existing shareholders have the option to specify the percentage of Tim Hortons common shares with respect to which they make an election for arrangement mixed consideration, arrangement cash consideration and/or arrangement shares consideration. Similarly, holders of outstanding Tim Hortons common shares held in Solium’s account have the same option. However, due to functionality limitations in Solium’s processes, holders of Equity Awards may only choose one form of arrangement consideration for the aggregate of all of (i) their vested restricted stock units and performance stock units; and (ii) if applicable, their surrendered vested stock options (and tandem SARs).

10.	Does this election affect any Tim Hortons common shares that are not subject to Equity Awards or that I may hold outside of my Solium account?

No. This election form is effective solely with respect to your holdings of restricted stock units, performance stock units, stock options and outstanding Tim Hortons common shares held in your Solium account. If you are a registered holder of Tim Hortons common shares or hold Tim Hortons common shares through a beneficiary (bank or other financial institution) pursuant to the direct share purchase and dividend reinvestment plan of Tim Hortons dated May 12, 2011, as amended on June 13, 2014, or otherwise, you should receive one or more Letter(s) of Transmittal which you will need to complete, sign and return in accordance with the instructions accompanying such Letter(s) of Transmittal to provide instructions respecting the arrangement consideration to be received for such Tim Hortons common shares. Tim Hortons common shareholders whose Tim Hortons common shares are registered in the name of a broker, investment dealer, or other intermediary should contact that intermediary for assistance in making elections with respect to those Tim Hortons common shares.

11.	Do tax withholdings apply on my Equity Awards?

The vesting of your restricted stock units and performance stock units and, if applicable, the surrender of your vested stock options (and tandem SARs) are subject to normal tax withholdings and a portion of your arrangement consideration will be used to satisfy such withholdings and, for such purpose, such portion of the Holdings shares issuable to you as part of your arrangement consideration will be sold on your behalf.

12.	Can fiduciaries or representatives execute my Election?

Yes, provided that where your Election is executed by a person on behalf of an executor, administrator, trustee, or any other person acting in a fiduciary or representative capacity, the Election must be accompanied by satisfactory evidence of such person’s proof of appointment and authority to act. Each of Tim Hortons and Solium, at their discretion, may require additional evidence of appointment or authority or additional documentation. However, Tim Hortons and Solium shall not be responsible for ensuring or validating the authority of the executor, administrator, trustee or other person acting in a fiduciary or representative capacity.

13.	How can proration affect my elections and how will my arrangement consideration be determined?

Those who elect to receive the arrangement cash consideration or the arrangement shares consideration will be subject to proration so that the total amount of cash paid and the total number of Holdings common shares issued to Tim Hortons shareholders as a whole are equal to the total amount of cash and number of Holdings common shares that would have been paid and issued if all of Tim Hortons shareholders received the arrangement mixed consideration. If the arrangement cash consideration election is oversubscribed, a Tim Hortons shareholder who elects to receive the arrangement cash consideration will receive less cash and more Holdings common shares for each Tim Hortons common share than they elected. If the arrangement shares consideration election is oversubscribed, a Tim Hortons shareholder who elects to receive the arrangement shares consideration will receive more cash and fewer Holdings common shares for each Tim Hortons common share than they elected. No such proration will apply in respect of those who elect (or are deemed to have elected) to receive the arrangement mixed consideration. The mix of consideration payable to Tim Hortons shareholders who elect to receive the arrangement cash consideration or the arrangement shares consideration, after giving effect to the proration procedure, will not be known until Computershare Trust Company of Canada tallies the results of the elections made by Tim Hortons shareholders, which will not occur until shortly prior to the closing of the arrangement.

The total amount of cash that is available to be paid to holders of Tim Hortons common shares who elect to receive the arrangement cash consideration (the “available cash election amount”), is equal to:

(a)	the product of (i) the aggregate number of outstanding Tim Hortons common shares (other than any Tim Hortons common shares held by 8997900 Canada Inc.) as of immediately prior to the exchange of Tim Hortons stock options for Holdings stock options pursuant to the plan of arrangement multiplied by (ii) C$65.50; minus

(b)	the aggregate amount of cash to be paid in respect of all Tim Hortons common shares to be exchanged for arrangement mixed consideration; minus

(c)	the product of (i) the aggregate number of Tim Hortons common shares, measured as of the election deadline, in respect of which dissent rights have been validly exercised and not withdrawn multiplied by (ii) C$88.50.

If you make an election for arrangement cash consideration, and if the product of the number of Tim Hortons common shares to be exchanged for arrangement cash consideration multiplied by the arrangement cash consideration of C$88.50 (such product, the “cash election amount”) is greater than the available cash election amount, then you will receive, for each Tim Hortons common share for which you elect to receive the arrangement cash consideration:

(a)	an amount of cash (without interest) equal to the product of (i) C$88.50 multiplied by (ii) a fraction, rounded to six decimal places, the numerator of which is the available cash election amount and the denominator of which is the cash election amount (such fraction, the “cash fraction”); provided that the cash fraction may not be less than zero; and

(b)	a number of Holdings common shares equal to the product of (i) 3.0879 multiplied by (ii) a fraction equal to one minus the cash fraction.

If you make an election for arrangement shares consideration, and the available cash election amount is greater than the cash election amount, you will receive, for each Tim Hortons common share for which you elect to receive the arrangement shares consideration:

(a)	an amount of cash (without interest) equal to the amount of such excess divided by the number of Tim Hortons common shares to be exchanged for the arrangement shares consideration; and

(b)	a number of Holdings common shares equal to the product of (i) 3.0879 multiplied by (ii) a fraction, rounded to six decimal places, the numerator of which is the difference between C$88.50 minus the amount of cash calculated in (a) above and the denominator of which is C$88.50.

If you make or are deemed to make an election for arrangement mixed consideration, then you will receive, for each Tim Hortons common share subject to such election:

(a)	C$65.50 in cash; and

(b)	0.8025 Holdings common shares.

If the aggregate cash amount which you are entitled to receive would otherwise include a fraction of C$0.01, then the aggregate cash amount to which you shall be entitled to receive shall be rounded down to the nearest whole C$0.01.

14.	Are there any special instructions for U.S. Holders?

If you are a U.S. person (as defined under “Important Tax Information for U.S. Holders” attached as Appendix B), please carefully review Appendix B. A U.S. Holder for purposes of the Election is any person who is a U.S. person (as defined under “Important Tax Information for U.S. Holders” attached as Appendix B) or provides Solium with a mailing address in the United States or any territory or possession thereof. Each U.S. Holder who is a U.S. person depositing Tim Hortons common shares is required to provide Solium with a correct U.S. taxpayer identification number (“TIN”) (generally the holder’s social security number or federal employer identification number) and with certain other information, on the enclosed IRS Form W-9. A U.S. Holder who is not a U.S. person but provides a mailing address in the United States will be required to furnish an IRS Form W-8BEN or other appropriate IRS Form W-8, which Tim Hortons will provide upon request. Failure to provide the information on IRS Form W-9 or relevant IRS Form W-8, as applicable, may subject the depositing holder to U.S. federal backup withholding on the gross amount of any payments made to the U.S. Holder, and, in certain cases, penalties.

APPENDIX B

IMPORTANT TAX INFORMATION FOR U.S. HOLDERS

To prevent backup withholding on any payment made to a U.S. Holder (or person acting on behalf of a U.S. Holder) with respect to Tim Hortons common shares surrendered, you are required, if you are a U.S. person (as defined below), to notify Solium of your current TIN (or the TIN of the person on whose behalf you are acting) by completing the IRS Form W-9 as described more fully below. Please consult the instructions on the enclosed IRS Form W-9 for additional instructions. If you are a U.S. Holder that is not a U.S. person but provides a mailing address in the United States, you will generally be required to furnish the relevant IRS Form W-8 to avoid backup withholding, which Tim Hortons will provide upon request. Backup withholding is not an additional tax. Amounts withheld are creditable against the shareholder’s regular United States federal income tax liability, and any amounts over withheld generally will be refundable to the shareholder if the shareholder properly files a United States federal income tax return.

Each U.S. Holder of Tim Hortons common shares is urged to consult his, her or its own tax advisor to determine whether such holder is required to furnish IRS Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

You are a U.S. person for purposes of this Election if you are, for U.S. federal income tax purposes, (1) an individual who is a citizen or a resident of the United States (including a U.S. resident alien), (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States (or any state thereof, including the District of Columbia), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more “United States persons”, as such term is defined in the Internal Revenue Code of 1986, as amended, are authorized to control all substantial decisions of the trust (or certain other electing trusts).

Each U.S. person is required to provide Solium with a correct TIN and with certain other information on IRS Form W-9, which is enclosed, and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S person that the U.S. person is no longer subject to backup withholding.

The TIN is generally the U.S. person’s social security number or federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Tim Hortons common shares. The instructions on the enclosed IRS Form W-9 explain the proper certification to use if the Tim Hortons common shares are registered in more than one name or are not registered in the name of the actual owner. If the U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future the U.S. person should write “Applied For” in Part I of the IRS Form W-9. If such U.S. person does not provide a TIN to Solium by the time of payment, Solium will backup withhold a portion of such payments. Certain U.S. persons (including U.S. corporations) are not subject to these backup withholding and reporting requirements. For additional instructions, see the instructions on the enclosed IRS Form W-9.

Failure to timely provide the required information on the Substitute Form W-9 may subject the depositing U.S. person to a US$50 penalty imposed by the Internal Revenue Service and subject the U.S.

person to backup withholding of a portion of any payment at the applicable rate (currently 28%). More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

U.S. Holders that are not U.S. persons but provide a mailing address in the United States will be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. Tim Hortons will provide such forms upon request. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

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